UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima

Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

July 1, 2026

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposal was adopted at the 24th Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 26, 2026, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 26, 2026

(2)	Matters to be resolved

Company proposal

Proposal 1:	Appointment of fourteen (14) directors

It was proposed that Mr. Takashi Tsukioka, Mr. Kotaro Ohno, Mr. Hiromichi Shinohara, Ms. Yumiko Noda, Mr. Takakazu Uchida, Mr. Masahiko Tezuka, Ms. Yuki Ikuno, Mr. Keiji Kojima, Mr. Hidekatsu Take, Mr. Makoto Hitomi, Mr. Masahiro Kihara, Ms. Fusae Akamatsu, Mr. Shiro Shiraishi and Mr. Makoto Samejima, fourteen (14) in total, be appointed to assume the office of director.

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(3)	Number of voting rights for approval, disapproval and abstention for the matters to be resolved, and the requirement for adoption and voting results thereof

Matters to be resolved	Number of approval (units)	Number of disapproval (units)	Number of abstention (units)	Approval rate (%)	Voting result
Proposal 1
Takashi Tsukioka	17,489,379	820,032	30,761	95	Adopted
Kotaro Ohno	17,873,646	463,776	2,756	97	Adopted
Hiromichi Shinohara	17,894,535	442,889	2,756	97	Adopted
Yumiko Noda	18,248,647	88,479	2,756	99	Adopted
Takakazu Uchida	13,939,258	4,398,147	2,756	75	Adopted
Masahiko Tezuka	18,246,131	90,992	2,756	99	Adopted
Yuki Ikuno	18,254,014	83,111	2,756	99	Adopted
Keiji Kojima	18,225,752	111,683	2,756	99	Adopted
Hidekatsu Take	15,288,954	3,021,225	29,663	83	Adopted
Makoto Hitomi	16,734,867	1,602,592	2,756	90	Adopted
Masahiro Kihara	15,157,123	3,152,998	29,663	82	Adopted
Fusae Akamatsu	18,192,843	144,271	2,756	98	Adopted
Shiro Shiraishi	18,188,561	148,552	2,756	98	Adopted
Makoto Samejima	18,171,356	165,762	2,756	98	Adopted

Note: The requirement for adoption of the proposal is as follows:

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Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of the proposal.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption or rejection of the proposal was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstention shown in the above table does not include a portion of those of the shareholders present at the general meeting.

-End-

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